UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2024

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On July 30, 2024, Jumia Technologies AG (the “Company”) entered into a sales agency agreement (the “Sales Agreement”) with RBC Capital Markets, LLC and Berenberg Capital Markets LLC (the “Sales Agents”) pursuant to which the Company agreed to issue to the Sales Agents an aggregate of 20,227,736 of the Company’s ADSs and the Sales Agents agreed to use commercially reasonable efforts, consistent with their normal trading and sales practices and applicable law, to sell all of these ADSs at the market price, or at a price related to the market price, prevailing at the time of sale. Any ADSs that may be sold pursuant to the Sales Agreement will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-274004), as supplemented by the prospectus supplement dated August 6, 2024 relating to the sale of the ADSs.

A copy of the Sales Agreement is attached as Exhibit 1.1. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Incorporation by Reference

Exhibits 1.1, 3.1, 5.1, 23.1 and 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-274004) of Jumia Technologies AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Sales Agency Agreement, dated July 30, 2024, between Jumia Technologies AG, RBC Capital Markets, LLC and Berenberg Capital Markets LLC
3.1	Articles of Association of Jumia Technologies AG as of August 6, 2024
5.1	Opinion of Noerr Partnerschaftsgesellschaft mbB as to German law matters
23.1	Consent of Noerr Partnerschaftsgesellschaft mbB (included in Exhibit 5.1)
99.1	Description of Share Capital and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance & Operations and Member of the Management Board

Date: August 6, 2024

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